United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

WALMART INC.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

ISS and the Los Angeles Times endorse

Proposal 4 on Walmart’s proxy statement

May 29, 2024

Dear fellow Walmart shareholders,

On April 29, we filed an exempt solicitation responding to Walmart’s statement opposing our shareholder proposal (Proposal 4, seeking measurable targets for moving the company’s pork supply chain away from “gestation crates”). We write today to share two updates.

The first is that Institutional Shareholder Services (ISS) is supporting the proposal, concluding that “most of the company's peers have made some sort of commitment to reduce gestation crates in the supply chain or use group housing” and that “[c]lear targets would be beneficial for shareholders.” We encourage all shareholders to seek out and read the full ISS report.

The second update is that the Los Angeles Times has also endorsed the proposal. The editorial board, which is responsible for determining the positions of The Times as an institution, today published an editorial titled, “Walmart hasn’t stopped pork suppliers from confining pregnant sows in cruel cages. Time for shareholders to step up.”

The full editorial is available at bit.ly/WalmartEditorial. As you can see, it questions Walmart's use of vague statements while refusing to make clear disclosures:

Walmart will not say how much of the pork it sells comes from operations where pregnant pigs are either completely out of crates or cage-free for most of the gestation period. If it had made significant gains in supplying pork from operations where sows are mostly crate-free, it’s hard to believe Walmart wouldn’t have proudly made that public. Instead the company admits on its website that “progress has been slow” in this area.

The Times also directly refutes the Board’s statement opposing our proposal, challenging the credibility of Walmart's assertions (particularly in the wake of significant progress being made by its primary competitors):

The board of directors is opposed. Walmart says changing housing systems is expensive for suppliers and not everyone agrees on how to do it. On its corporate website, it writes that suppliers and policymakers have “different views regarding optimal housing for animal welfare.”

Yet, some of its biggest competitors—Costco, Kroger, Amazon, Target—report significant progress at getting their suppliers to reduce the time sows spend in the crates or get rid of them altogether. Fast-food companies have also done better than Walmart. Wendy’s, for example, says that all of the pork it uses comes from facilities that don’t put pregnant sows in crates for their entire gestation, and McDonald’s reported in 2022 it was 91% of the way there.

Walmart says it expects its suppliers to adhere to basic welfare principles of protecting animals from hunger, thirst, discomfort, pain, and fear and allow them to express normal behavior. But there is no normal behavior that can be expressed in a gestation crate. The company also says all its pork suppliers abide by the standards of the Pork Quality Assurance Plus Program, which requires quarterly site assessments of facilities and the animals. Fine. But this is a program run by the National Pork Board, which exists to provide consumer information and promote pork. The program does not prohibit gestation crates.

And, referring to Walmart’s nine-years of statements about asking its suppliers to implement solutions to gestation crates, the editorial closes with this line:

It’s been nearly a decade since Walmart introduced standards it hoped suppliers would adopt. No more waiting and hoping. Walmart is the largest grocery retailer in the country and should wield its clout to get more sows out of cages right now.

We urge you to read the full editorial at bit.ly/WalmartEditorial – and to vote FOR the proposal.

Thank you.

We’re not asking for and can’t accept your proxy card. Please vote FOR Proposal 4.